

January 10, 2012

<u>Via E-mail</u>
Julio Torres
Co-Chief Executive Officer
Andina Acquisition Corporation
Carrera 10 No. 28-49
Torre A. Oficina 20-05
Bogota, Colombia

> **Re:**   **Andina Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 28, 2011**
> **File No. 333-178061**

Dear Mr. Torres:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1. We note your response to comment 3 in our letter dated December 16, 2011. We re-issue such comment with respect to the statements noted below.

    - "The Andean region…is one of the fastest developing parts of the world" on pages 2 and 50.

    - "Peru has been one of the best performing emerging markets over the past decade" on page 51.

Management, page 64

Directors and Executive Officers, page 64

2. We note your response to comment 11 in our letter dated December 16, 2011. The statement regarding a director's qualification due to his or her "contacts in the private sector" continues to be too generic. Please either remove such statement or specifically describe the types of contacts each director has in the private sector that led to your conclusion that such director should serve on your board of directors. See Item 401(e)(1) of Regulation S-K and Question 116.05 in our Compliance and Disclosure Interpretations (Regulation S-K).

Exhibit 4.2

3. It appears that you filed the specimen unit certificate, instead of the specimen ordinary share certificate. Please file the specimen ordinary share certificate.

Exhibit 5.2

4. Please clarify in the first paragraph that Graubard Miller is acting as counsel to the company and file an executed copy of counsel's opinion.

Item 17. Undertakings, page II-3

5. We note your response to comment 16 in our letter dated December 16, 2011. The undertaking required by Item 512(a)(5)(ii) of Regulation S-K must be included because you may file a prospectus that includes information that was not omitted in reliance on Securities Act Rule 430A, and such prospectus must be deemed to be part of and included in the registration statement. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tony Watson at (202) 551-3318 or Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: A. Lorne Weil
       Andina Acquisition Corporation

       Jeff Gallant
       Graubard Miller